SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 4, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia press release dated April 7, 2009: Nokia launches the Nokia 6210s in Korea

2.	Nokia press release dated April 14, 2009: Check Point Software Technologies’ acquisition of Nokia’s security appliance business completed

3.	Nokia stock exchange release dated April 24, 2009: Issuance of shares held by the Company

4.	Nokia press release dated April 28, 2009: Nokia focuses Services strategy to align more closely with third parties

5.	Nokia Siemens Networks press release dated April 20, 2009: Nokia Siemens Networks appoints Bosco Novak chief of market operations; Hans-Jürgen Bill to become head of human resources

PRESS RELEASE

April 7, 2009

Nokia launches the Nokia 6210s in Korea

Seoul, South Korea and Espoo, Finland - Nokia today announced it will start to sell WCDMA 3G mobile devices in Korea.  The first model to be launched in Korea is the Nokia 6210s.

This is the first time that Nokia will sell 3G mobile devices in Korea.

“The time is now right for Nokia to enter the Korea market,” said Colin Giles, Senior Vice President, Greater China, Japan and Korea, Nokia.

“With the launch of 3G WCDMA networks and the move by the local operators to more open international standards, Korea has become a more viable market for global players.

“We look forward to being able to give Korean consumers the chance to choose from a wider range of devices. Our goal is to start slowly with a couple of devices in the first year and build our presence and product portfolio overtime, learning from the market as we go,” Mr Giles said.

“The Nokia 6210s is an ideal device to kick-start Nokia’s portfolio in Korea. It is a competitively priced smartphone with a slide form factor that is very popular in this market,” he said.

Mr Won-Do Lee, Vice President, Handset Strategy Office, KTF said.  “We are delighted to welcome Nokia to Korea and to add the Nokia 6210s to our product portfolio. We have worked very closely with Nokia to bring this first product to market. By having the world’s number one phonemaker in our product stable we are giving our customers the ability to choose from a wide variety of 3G devices.”

The Nokia 6210s is a smartphone based on S60 software. It features a 3.2 megapixel camera, an MP3 player, video playback and a stereo FM radio. Photographs can be taken in panoramic mode and can also be uploaded to Flickr. The Nokia 6210s comes with a 1GB memory card in box.

While the Nokia 6210s is Nokia’s first WCDMA device to be sold in Korea, Nokia has a long history in Korea having had manufacturing facilities in Masan since 1984.

Over the years, Nokia tmc, as Nokia’s Masan operation is known, has produced nearly 400 million mobile devices which have been exported to over 110 countries. Nokia tmc has contributed over USD 2 billion annually in exports to the Korean economy.

“We are very proud of the fact that the Nokia 6210s will be stamped ‘Made in Korea’. For nearly two decades we have been exporting finely-crafted mobile phones made in Masan to the rest of world. Now, finally, what we have made in Masan can be sold in Seoul,” Mr Giles said.

The Nokia 6210s has a retail price of KRW 396,000 and will be sold through KTF shops and is available now.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

In Korea - PR Insight

Tel. +82 (2) 734 2900

Email: nokia@prinsight.co.kr

www.nokia.co.kr

www.nokia.com

PRESS RELEASE

April 14, 2009

Check Point Software Technologies’ acquisition of Nokia’s security appliance business completed

Espoo, Finland and Mountain View, CA, USA – Nokia and Check Point Software Technologies today announced the completion of Check Point’s acquisition of Nokia’s security appliance business, which was initially announced on December 22, 2008. With this acquisition, Check Point assumes full ownership of the security appliance business.

The two businesses have collaborated for over a decade to deliver industry-leading enterprise security solutions, and this agreement is the natural culmination of that long-standing collaboration.

For more information, please read Check Point’s press release or visit the Check Point web site.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd., worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. This unique approach gives Check Point customers uncompromised protection against all types of threats, reduces complexity and lowers total cost of ownership. With its dynamic Software Blade architecture, Check Point delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include all Fortune 100 companies and tens of thousands of businesses and organizations of all sizes. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on;  18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations;  24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Nokia

Communications, Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

April 24, 2009

Nokia Corporation

Stock exchange release

April 24, 2009 at 09.35 (CET+1)

Issuance of shares held by the Company

Espoo, Finland – Nokia’s Board of Directors has resolved to issue a total amount of 5 961 000 Nokia shares (NOK1V) held by the company to settle its obligations to approximately 10 000 participants, employees of Nokia, entitled to payment under various equity-based incentive plans.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

April 28, 2009

Nokia focuses Services strategy to align more closely with third parties

Changes to create better user experience and increased opportunities in the Nokia ecosystem

Espoo, Finland - Nokia today announced plans to focus the strategy of its Services unit to create a better, more simplified user experience across its services and to open up deeper and greater opportunities for third parties. Further, Nokia will focus investments on fewer initiatives and increase the use of common enablers across certain services.

“The planned changes are aimed at improving and simplifying the user experience of Nokia services, increasing opportunities for third party developers and other partners to create compelling services, and accelerating the development of a common platform for Nokia’s different service offerings,” said Niklas Savander, Executive Vice President, Services, Nokia.

As part of the announced changes, all mobile games will now become available through the Ovi Store, in addition to through their existing channels. “We believe this will create a better experience for Nokia’s millions of customers and spur opportunities for game developers,” Savander continued.

In addition, Nokia will add a variety of third party partners, such as other image and social networking sites, to the image capture and sharing features on its devices. This move is aimed at enhancing the Nokia device experience for those customers who actively use third party services.

As a result, many of these changes will also help Nokia to realize cost-efficiencies in a number of areas and will thus streamline operations in many of its Services entities.

In addition, Nokia today announced plans to streamline its internal IT and Compatibility & Industry Collaboration activities in the Corporate Development Office unit.

Altogether, approximately 450 employees globally will be impacted by the plans announced today. Where applicable, Nokia will start consultations with employee representatives about these plans.

All of these measures are part of Nokia’s previously announced plans to adjust its business operations and cost base in accordance with market demand and to safeguard future competitiveness. Nokia continues to seek savings in operational expenses, looking at all areas and activities across the company.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,”

“foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on;  18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations;  24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Press Release

Espoo, Finland - April 20, 2009

Nokia Siemens Networks appoints Bosco Novak chief of market operations; Hans-Jürgen Bill to become head of human resources

Nokia Siemens Networks announced today that Bosco Novak will assume the position of chief of market operations, effective immediately. Novak, currently head of human resources, will remain a member of the company’s executive board.

“As head of HR, Bosco has played an essential role in the successful Nokia Siemens Networks integration process,” said Simon Beresford-Wylie, Nokia Siemens Networks’ chief executive officer. “Given this experience, as well as his demonstrated leadership in the telecom sector and passion for customer engagement, Bosco is the right leader to further strengthen our customer-facing organization.”

Prior to leading human resources, Novak was senior vice president for the Services business unit within Nokia’s Networks business. He has also held a number of customer-focused leadership roles both with Nokia, which he joined in 2000, and Ericsson, where he worked from 1991-1999.

Christoph Caselitz, who has been the company’s chief of market operations (CMO) since the start of operations on 1 April 2007, will take on a new role supporting global customer relationships and related CMO strategy. “It has been an exciting and demanding three years with Nokia Siemens Networks – focused on integration planning for a year before the start of the Company followed by two years leading the CMO organization,” said Caselitz. “I am pleased to hand the reins over to Bosco and focus my efforts on the customer issues that are closest to my heart.”

“Christoph has a strong record of accomplishments,” said Beresford-Wylie. “He has played an essential role in the first phase of Nokia Siemens Networks and has my deep appreciation and thanks for his work building the company. I look forward to continuing to work with him in his new role.”

Novak will be succeeded as head of human resources by Hans-Jürgen Bill, head of the company’s west south Europe region. Bill currently leads the activities of Nokia Siemens Networks in 30 European countries and has worked with many of the world’s largest global operators. He has held this position since the start of Nokia Siemens Networks and has built a strong team and organization. Prior to the start of Nokia Siemens Networks, Hans-Jürgen held a range of diverse roles at Siemens, including leading both operations and the Asia Pacific region for its mobile networks business. Bill will join Nokia Siemens Networks’ executive board.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

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Email: mediarelations@nsn.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel